EXHIBIT 99.4

FOR IMMEDIATE RELEASE

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Thomas FELL
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Laurence FRANCISCO
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Sarah WACHTER
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Sophie LE CONG NEN-ALIOT
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Isabelle CABROL
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Charles-Edouard ANFRAY
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Franklin BOITIER
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TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
UK North Sea : Final Approval Given For Nuggets N4 Development Plan

Paris, April 28, 2003 – TotalFinaElf has announced that the UK authorities have given final consent for the development plan for the Nuggets N4, located in the UK sector of the North Sea, around 440 kilometers North-East of Aberdeen.

This decisions follows the approval of the development plan for the Nuggets N1 field in July 2000 et Nuggets N2 and N3 fields in March 2001.

Nuggets N4 will tie back to the existing Nuggets N1, N1 and N3 accumulations, which began production in November 2001. It will be developed with subsea wells tied back via a pipeline to the Alwyn North facilities and controlled from the Dunbar platform. The Nuggets natural gas is processed on the Alwyn North platform and carried to the St. Fergus terminal in Scotland through the Frigg Transportation System.

First production of the field is scheduled for fourth quarter 2003. It will increase production from the whole of Nuggets from 165 to 210 million standard cubic feet of gas per day.

TotalFinaElf operates the Nuggets fields with a 100% working interest.

The development of Nuggets N4 confirms TotalFinaElf’s strategy to continue creating value in the exploration and development of fields adjacent to existing infrastructures in the UK Continental Shelf.

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